Exhibit 99.1

Westport Fuel Systems Provides Economical Environmental Solutions

~ Supports new standards for greenhouse gas emissions & fuel efficiency ~

VANCOUVER, Aug. 23, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) provides the next generation natural gas engine and vehicle technology solutions to comply with the recently announced standards for greenhouse gas ("GHG") emissions and fuel efficiency.

Last week the U.S. Environmental Protection Agency ("EPA") and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") jointly released the Phase 2 GHG emissions and fuel efficiency standards for medium- and heavy-duty vehicles. These rules are the product of nearly two years of extensive consultation with industry partners and set a high standard for the freight sector.

"We commend the joint efforts of the EPA and NHTSA to develop an equitable Phase 2 Rule that will deliver significant environmental and economic benefits to 2027," said Jim Arthurs, Executive Vice President, Medium- & Heavy-Duty Truck Strategies of Westport Fuel Systems. "Freight transport by road is a vital part of the North American economy but also a major source of GHG emissions. The new EPA/NHTSA rules for GHG emissions and fuel efficiency from medium- and heavy-duty trucks will create a new competitive dynamic in the trucking industry. Westport Fuel Systems is well-positioned to deliver best-in-class engines and vehicles that meet increasingly stringent regulatory frameworks."

Next generation natural gas engines and vehicles including Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") and Enhanced Spark Ignition ("Westport™ ESI") technologies comply with the new rule and offer significant GHG emission reduction benefits through the combination of low-carbon fuels and high-efficiency engines. In particular, Westport™ HPDI 2.0 has been proven to deliver diesel-like performance and fuel efficiency while providing a reduction in GHG emissions of 18-20% compared to current diesel engines.

The movement towards reduced GHG emissions and increased fuel efficiency is not restricted to the U.S. market. In an interview published in the July 2016 issue of lastauto omnibus magazine (a leading German transportation magazine), AVL's representative stated that the European original equipment manufacturers will not be able to avoid implementing HPDI technology in order to fulfill GHG limit values. AVL believes this is a significant reason for vehicle manufacturers' high interest in HPDI technology. AVL List GmbH is one of the world's leading powertrain engineering firms.

Westport Fuel Systems believes that the cost advantage of natural gas will increase. According to industry estimates, full compliance with the proposed standards will add several thousand dollars to the cost of vehicles running on conventional fuels.

"As GHG rules tighten, natural gas fueled vehicles may cost less than compliant conventional fuel vehicles, creating a compelling economic argument even without factoring in fuel savings. Fleet owners can focus on the environmental benefits of natural gas vehicles now and reap the economic benefits in the future," said Arthurs.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Ryder McRitchie, Vice President, Investor Relations, Westport Fuel Systems, T 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 16:05e 23-AUG-16